EXHIBIT 99.1

Acasti Reports Results of Annual and Special Meeting

Announces Changes to the Board of Directors

LAVAL, Quebec, June 20, 2014 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announces that at its Annual and Special Meeting (the "Meeting"), held on June 19, 2014, the Corporation's shareholders voted in favour of all items put forth at the Meeting and outlined in the Corporation's management proxy circular dated May 22, 2014 (the "Circular") available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Changes to the Board of Directors

Shareholders re-elected Dr. Ronald Denis, Valier Boivin, Dr. Reed V. Tuckson and Dr. Harlan W. Waksal. As well, three new directors were elected, including, Mr. Pierre Fitzgibbon, Mr. Adrian Montgomery and Mr. Jerald J. Wenker.

"On behalf of Acasti's Board of Directors and management team, I would like to welcome our new Board members," commented Mr. André Godin, Interim President and Chief Executive Officer of Acasti. "Acasti's shareholders have elected a strong slate of directors who bring deep industry experience in health, nutrition, finance, sales and marketing and have a solid track record of value creation in their respective areas. We will benefit from their leadership and experience as we move forward with our growth initiatives."

As previously announced, Mr. Henri Harland and Mr. Jean-Claude Debard did not stand for re-election to the Board.

A copy of the meeting presentation is available on Acasti's website at: http://www.acastipharma.com/en/investor-relations/events.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Acasti in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         Andre Godin
         Interim President & CEO
         Interim CFO Acasti
         +1.450.687.2262
         a.godin@neptunebiotech.com
         acastipharma.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@acastipharma.com
         acastipharma.com